Exhibit 4.8

AMENDMENT
To
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
(the “Plan”)
Dated March 27, 2017
The terms of the Plan are hereby revised as follows:

Section 6(d) of the Plan is hereby deleted and replaced by the following wording:

“(d)  In the event of a Change in Control, then, without derogating from the general authority and power of the Board or the Committee under this Plan, without the Participant’s consent and action and without any prior notice requirement:

(i) Unless otherwise determined by the Committee in its sole and absolute discretion, any Incentive then outstanding shall be assumed or be substituted by the Company, or by the successor corporation in such Change in Control or by any Affiliate thereof, as determined by the Committee in its discretion (the “Successor Corporation”), under terms as determined by the Committee or the terms of this Plan applied by the Successor Corporation to such assumed or substituted Incentives.

For the purposes of this Section d(i) , the Incentive shall be considered assumed or substituted if, following a Change in Control, the Incentive confers on the holder thereof the right to purchase or receive, for each Ordinary Share underlying an Incentive immediately prior to the Change in Control, either (1) the consideration (whether stock, cash, or other securities or property, or any combination thereof) distributed to or received by holders of Ordinary Shares in the Change in Control for each Ordinary Share held on the effective date of the Change in Control (and if holders were offered a choice or several types of consideration, the type of consideration as determined by the Committee), or (2) regardless of the consideration received by the holders of Ordinary Shares in the Change in Control, solely shares or any type of Incentives (or their equivalent) of the Successor Corporation at a value to be determined by the Committee in its discretion, or a certain type of consideration (whether stock, cash, or other securities or property, or any combination thereof) as determined by the Committee. Any of the above consideration referred to in clauses (1) and (2) may be subject to vesting, expiration and other terms as determined by the Committee in its discretion and may differ from the vesting, expiration and other terms applying on the Incentives immediately prior to the Change in Control. The foregoing shall not limit the Committee’s authority to determine, in its sole discretion, that in lieu of such assumption or substitution of Incentives for Incentives of the Successor Corporation, such Incentive will be substituted for any other type of asset or property, including as set forth in Section d(ii) hereunder.

(ii)  Regardless of whether or not Incentives are assumed or substituted the Committee may (but shall not be obligated to), in its sole discretion:

(a) provide for the Participant to have the right to exercise the Incentive or otherwise for the acceleration of vesting of the Incentive in respect of all or part of the Ordinary Shares covered by the Incentive which would not otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine, and the cancellation of all unexercised (whether vested or unvested) Incentives upon or immediately prior to the closing of the Change in Control; and/or

(b) provide for the cancellation of each outstanding and unexercised Incentives at or immediately prior to the closing of such Change in Control, and payment to the Participant of an amount in cash, shares of the Company, the acquirer or of a corporation or other business entity which is a party to the Change in Control or other property, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee. The Committee shall have full authority to select the method for determining the payment (being the Black-Scholes model or any other method). The Committee’s determination may further provide that payment shall be set to zero if the value of the Ordinary Shares is determined to be less than the exercise price of the Incentive or in respect of Ordinary Shares covered by the Incentive which would not otherwise be exercisable or vested, or that payment may be made only in excess of the exercise price of the Incentive.

(iii)   The Committee may determine that any payments made in respect of Incentives shall be made or delayed to the same extent that payment of consideration to the holders of the Ordinary Shares in connection with the Change in Control is made or delayed as a result of escrows, indemnification, earn outs, holdbacks or any other contingencies; and the terms and conditions applying to the payment made to the Participants, including participation in escrow, indemnification, releases, earn-outs, holdbacks or any other contingencies.

(iv)   Notwithstanding the foregoing, in the event of a Change in Control, the Committee may determine, in its sole discretion, that upon completion of such Change in Control the terms of any Incentive shall be otherwise amended, modified or terminated, as the Committee shall deem in good faith to be appropriate and without any liability to the Company or its Affiliates and to their respective officers, directors, employees and representatives, and the respective successors and assigns of any of the foregoing, in connection with the method of treatment or chosen course of action permitted hereunder.

(v)    Neither the authorities and powers of the Committee under this Section 6(d), nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Incentive, and (ii) as, inter alia, being a feature of the Incentive upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan, and may be effected without consent of any Participant and without any liability to the Company or its Affiliates and to their respective its officers, directors, employees and representatives and the respective successors and assigns of any of the foregoing. The Committee need not take the same action with respect to all Incentives. The Committee may take different actions with respect to the vested and unvested portions of an Incentive. The Committee may determine an amount or type of consideration to be received or distributed in a Change in Control which may differ as among the Participants, and as between the Participants and any other holders of shares of the Company.

(vi)   The Committee’s determinations pursuant to this Section 6(d) shall be conclusive and binding on all Participants.

(vii)   If determined by the Committee, the Participants shall be subject to the definitive agreement(s) in connection with the Change in Control as applying to holders of Shares including, such terms, conditions, representations, undertakings, liabilities, limitations, releases, indemnities, participating in transaction expenses and escrow arrangement, in each case as determined by the Committee. Each Participant shall execute (and authorizes any person designated by the Company to so execute) such separate agreement(s) or instruments as may be requested by the Company, the Successor Corporation or the acquiror in connection with such in such Change in Control and in the form required by them. The execution of such separate agreement(s) may be a condition to the receipt of assumed or substituted Incentives, payment in lieu of the Incentive or the exercise of any Incentive”.

•	All other terms shall remain unchanged.